ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER
Dodge & Cox		01075107B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
May 1, 2008	September 30, 2007 to September 30, 2008	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

•	Dodge & Cox Global Stock Fund, a series of:

Dodge & Cox Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RESOLUTION OF THE BOARD OF TRUSTEES OF

DODGE & COX FUNDS

RESOLVED, that after taking into consideration all relevant factors concerning the fidelity bond covering the assets for the Trust, including but not limited to the amount of the bond, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond and the portion of the premium to be paid by the Global Stock Fund, the addition of the Global Stock Fund to such fidelity bond be, and it hereby is, approved by the Trust on behalf of the Funds, under Rule 17g-1 of the Investment Company Act of 1940; and it was

FURTHER RESOLVED, that the Joint Insured Agreement for the fidelity bond with respect to the Global Stock Fund be, and it hereby is, approved and the officers of the Trust are authorized to execute and deliver the Agreement and such documents as are necessary to bind the coverage; and it was

FURTHER RESOLVED, that the appropriate officers of the Trust be, and they hereby are, authorized to execute and deliver such documents as may be necessary to effect the fidelity bond coverage contemplated hereby.

I, the undersigned, Secretary of the Dodge & Cox Funds, DO HEREBY CERTIFY that the foregoing is a true and correct copy of a resolution duly adopted by a majority of the Board of Trustees who are not “interested persons” of said Trust at a meeting thereof duly called and held on the 14th day of February, 2008, at which a quorum was present and acting throughout, and that said resolution has not been in any way rescinded, annulled or revoked, that the same is still in full force and effect.

Witness my hand and the seal of the Trust this 1st day of May, 2008.

[SEAL APPEARS HERE]	/s/ Thomas M. Mistele
Thomas M. Mistele

AGREEMENT

THIS AGREEMENT, made and entered into this 30th day of April, 2008, by and among the following parties:

1. DODGE & COX FUNDS (consisting of five separate series DODGE & COX STOCK FUND, DODGE & COX INTERNATIONAL STOCK FUND, DODGE & COX BALANCED FUND, DODGE & COX INCOME FUND, and DODGE & COX GLOBAL STOCK FUND); and

2. DODGE & COX (a California Corporation), and DODGE & COX PROFIT SHARING PLAN AND TRUST (an employee retirement plan organized as a California trust), both parties collectively referred to herein as DODGE & COX,

WITNESSETH:

WHEREAS, the parties intend to be jointly insured pursuant to an “Investment Company Blanket Bond” issued by ICI Mutual Insurance Company in the amount of $45,000,000 (“Liability Limit”), effective on September 30, 2007, said bond being referred to herein as the “Bond”; and

WHEREAS, the parties desire to fix their respective rights to recover under the Bond in the event of a joint, combined or concurrent loss;

NOW, THEREFORE, the parties hereto mutually agree as follows:

1. In the event the parties sustain a joint, combined or concurrent loss which equals or exceeds the Liability Limit, DODGE & COX STOCK FUND is entitled to recover 17.225% ($7,750,000) Liability Limit, DODGE & COX INTERNATIONAL STOCK FUND is entitled to recover 17.225% ($7,750,000) of the Liability Limit, DODGE & COX BALANCED FUND is entitled to recover 17.225% ($7,750,000) of the Liability Limit, DODGE & COX INCOME FUND is entitled to recover 17.225% ($7,750,000) of the Liability Limit, DODGE & COX GLOBAL STOCK FUND is entitled to recover 5.556% ($2,500,000) of the Liability Limit, and DODGE & COX shall be entitled to recover 25.556% ($11,500,000) of the Liability Limit. If the total loss of any party shall be less than its percentage interest in the Liability Limit, the other parties shall be entitled to recover so much of the remaining Liability Limit as the ratio of their percentage interests in the Liability Limit bears to their aggregate percentage interests. If the total loss of any five parties shall be less than the combined ratio of their percentage interests in the Liability Limit, then the sixth party shall be entitled to recover all of the remaining Liability Limit. In no event shall DODGE & COX STOCK FUND, DODGE & COX INTERNATIONAL STOCK FUND, DODGE & COX BALANCED FUND, DODGE & COX INCOME FUND, and DODGE & COX GLOBAL STOCK FUND recover less than the minimum coverage under Rule 17g-1 of the Investment Company Act of 1940.

2. DODGE & COX as the first name insured under the Bond shall make, adjust and receive and enforce payment of all claims of itself, DODGE & COX STOCK FUND, DODGE & COX INTERNATIONAL STOCK FUND, DODGE & COX BALANCED FUND, DODGE & COX INCOME FUND, and DODGE & COX GLOBAL STOCK FUND covered by the Bond in such manner as to allocate the Liability Limit in accordance with this Agreement.

3. The Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

4. Effective April 30, 2008, the Agreement constitutes the sole agreement among the parties hereto concerning the matter set forth herein and supersedes all prior written or oral understanding.

5. All modifications to the Agreement must be in writing and signed by the parties hereto.

IN WITNESS WHEREOF, the parties have executed the agreement as of the date first above written.

DODGE & COX		DODGE & COX FUNDS

By	/s/ Thomas M. Mistele	By	/s/ John A. Gunn
	Thomas M. Mistele, Chief Operating Officer		John A. Gunn, Chairman